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                                                             Exhibit 99.10

                            [HEALTH CARE REIT LOGO]


F O R    I M M E D I A T E    R E L E A S E

                                                 March 31, 1997
                                                 For more information contact:
                                                 Erin Ibele - (419) 247-2800
                                                 Ed Lange - (419) 247-2800

                  HEALTH CARE REIT, INC. ANNOUNCES $175 MILLION
                   UNSECURED CREDIT FACILITY AND BALANCE SHEET

Toledo, Ohio, March 31, 1997..........HEALTH CARE REIT, INC. (NYSE/HCN)
announced today that it has closed a $175 million unsecured credit facility which will replace the company's existing secured line. The credit facility was arranged by KeyBank and Fleet Bank. Other lenders included National City Bank, NationsBank, Sumitomo Bank Ltd., Bank One, Harris Trust, BHF-Bank, Comerica Bank, Kredietbank, M & T Trust Company and National Bank of Detroit.

Simultaneous with the closing of the new credit facility, all senior noteholders released collateral which had served as security for the company's $82 million of senior indebtedness. The senior unsecured notes are currently rated `BBB-' (triple -B- minus) by Duff & Phelps Credit Rating Co.

Effective with both closings, the company's balance sheet is unsecured. Highlights associated with the unsecured credit facility and balance sheet are as follows:

      - Provides company flexibility in continuing its growth strategy
      - Reduces cost of debt by approximately 0.25 percent to 0.375 percent
      - Enhances company access to lower cost debt capital
      - Eliminates costs and delays associated with property specific mortgages

"These achievements are significant for Health Care REIT. We are appreciative of the support and commitment provided by the bank group and our senior noteholders," stated George L. Chapman, chairman and chief executive officer. "The new unsecured credit structure positions the company to continue its growth strategy and advance the capital plan that is focused on reducing our cost of capital."

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust, which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. The company has investments in 137 health care facilities in 28 states and has total assets of approximately $520 million.